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AWAKEN YOUR HERO

THE GLOBAL HOME FOR CONTEMPORARY WUXIA ENTERTAINMENT

CREATING AN INTERCONNECTED UNIVERSE OF MARTIAL ARTS FANTASY

Content covering comic books, film, television, and interactive.

FILLING A MARKET VOID WITH LARGE GLOBAL MARKET UPSIDE

Uniquely reaches global market incl. China. Total potential TAM of 3.8 billion.

ACQUIRED THE SHIAO YI LIBRARY OF OVER 60+ NOVELS

Shiao Yi is one of the great wuxia novelists, widely read and adapted in the Chinese-speaking world.

COMIC BOOK AS MINIMUM VIABLE PRODUCT

The Adept was funded on Kickstarter in just 3 hours raising over $35k from 1200+ early adopters.

SUBSCRIPTION BUSINESS MODEL

Transition from crowdfunding model to subscription model over the next two years.

STRATEGIC PARTNERSHIP WITH NEXTSHARK

NextShark is the largest English language Asian American and Asian news platform.

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THE IP Expanding The Legacy of Great Wuxia Master

Shiao Yi is one of the foremost authors in the Wuxia genre. His work is recognized by millions for its impact on Chinese culture and has been adapted into film & television. Shiao Yi is the first Asian author to have a permanent collection at UCLA and he has been inducted into the Contemporary Writer's Museum in Beijing.





Shiao Yi

The Immortal library has over

60+
ORIGINAL STORIES

including the entire Shiao Yi Library.



'Honored to work from my father's library toward an elevated and modern Storyverse.' — **Peter Shiao**

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OUR FIRST PROJECT

$35,165

Raised

1,205

Backers









- Comic book funded in three hours on Kickstarter.

- Exceeded projections and Kickstarter averages.

- Backers in 10 different countries.

- 400% increase in social followers over time of campaign.

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THE NEXT TWO YEARS

Content

ASSASSIN G

FA SHENG
ORIGINS

IMMORTAL
SWORDSMEN

Releasing 10 serialised comic book titles ready to expand the universe prior to adapting for serialised anime, television, film, and games.

Immortal Squad

Our influencer group is comprised of martial arts practitioners who will create short video series for social media and perform live for conventions.

Immortal Order

IMMORTAL
ORDER

The subscription-based fan club that forms the foundation of our fan club engagement strategy and lifestyle brand.

MANAGEMENT TEAM

Peter Shiao
Founder/CEO

Peter is a pioneer of US-China entertainment and a seasoned platform builder. He founded and built the US-China Film Summit to be the pre-eminent Hollywood/China platform, founded the first Hollywood-China investment fund Ironpond with the China Film Group and produced the first US-China film co-production, *Restless*. He was chosen by CA Governor Brown to implement the China-California strategic agreement and also served as the brand builder for the Shaolin Temple.

Emma Chibulu
Content

Emma's earliest passions led her to pursue a career as a cross-border content executive between East Asia and the West. She's had coverage in every part of the content pipeline from development to distribution across multiple mediums. Now she's taking some of her more illuminating experiences in the East and using them to help shine a light on unexpected heroes through shaping and sharing their stories.

Lee Huang
Product

Lee has worked at the intersection of business and technology and has worked at NBC Universal, Barnes & Noble, Nielsen Business Media, and Hachette Book Group, where he led business growth by designing award winning digital products, leading innovation programs, web platforms and adoption of emerging technologies, and delivering transformative business solutions.

Lisa Zárate
Production

Elisabeth's entertainment career began at Warner Bros. Consumer Products, Creative Services and extended to Production Manager of style guides and marketing materials for trade shows such as San Diego Comic-Con. Elisabeth moved to the DC Comics division as Executive Director of Digital Production working with partners such as Apple, Barnes & Noble and Amazon.

Andrew Papageorge
Innovation

Andrew has led thousands of business innovations across the globe with clients including American Express, U.S. Air Force, Exxon-Mobile, Nordstrom's, Intel and hundreds of other organizations large and small. All together, Andrew has built five businesses, selling one to a Fortune 100 company and has authored a dozen books and learning programs on personal and business success including GoInnovate, which Immortal has adopted into its own innovation operating system.

Robert Powers
Strategy

Robert is a business and strategy executive with 10 years of experience operating at the intersection of content and technology working for Sony Pictures and 20th Century Fox. At Fox, Robert built the business strategy for the first studio VR release and developed the strategic development for the Fox Innovation Lab where he worked with emerging technologies, publishing, television, film, games and live events.

Carl Potts
Comics

Carl is a seasoned creative and editorial leader and former editor in chief, executive editor and editor of Marvel Entertainment who oversaw multiple marquee properties and divisions including the Epic line, *Alien Legion*, *The Punisher*, *Doctor Strange*, *The Hulk*, and many others. In addition to his editorial work, Carl is known also a talent scout who is credited with discovering many key creators.

Natalie Mar
Social Media

Prior to Immortal Studios, Natalie was the founder and lead designer at KE'ALA BIKINIS, a leading swimwear brand and responsible for leading its social first marketing strategy and related content creation and analytics. Natalie is also a 200 hour yoga instructor, whose intention is to inspire an accepting global community through movement and creativity.

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IMMORTAL ADVISORS

Adam Breivis – Digital Producer for Disney and NBC. Transmedia marketer, ARG and mobile game content developer.

Arthur Chan – Award winning brand builder and marketer – co-founder of FC&A, previous clients included all major Hollywood studios and indies.

Gene Ching – Martial arts influencer and publisher of Kung Fu and Tai Chi Magazine, 32nd lay disciple of Shaolin Temple.

Lindsay Conner – Attorney and chair of the entertainment practice at Manatt, Phelps and Philipps.

Mike Corrigan – Corporate strategist, former head of entertainment and media at Pricewaterhouse and CFO of MGM Pictures.

Andre Fonseca – Digital marketer/co-founder of FC&A, as former VP of digital for Disney oversaw all major Disney titles including Marvel and Pixar.

Rafe Fogel – Media and content investor, Investor/board members in Legendary Pictures, Village Roadshow, and Studio Canal.

Jack Gao – CEO of Smart Cinema, past International CEO of Wanda, Head of News Corp and Microsoft in China.

Patrick Lee – Founder and former CEO of Rotten Tomatoes, a leading entertainment website focused on movie reviews and news that ranks in the top 700 most trafficked sites in the world.

Stu Levy – Founder of TokyoPop, vanguard content company that established the market for Japanese manga in North America.

Justin KJ Lin – General manager of Tencent's Fanbyte, Chief Strategy Officer of Firefly Web Games.

Benny Luo – Founder/CEO of Next Shark, largest Asian and Asian American news & information portal in market today.

Rachel McAllister – Head of MPRM Communications, whose clients have included Disney, Netflix, and Skybound.

Jack Pan – Leading theatrical and direct to consumer marketing executive at Disney, Summit, STX, and Global Road.

Rick Porras – Co-Producer for the Lord of the Rings Trilogy; New media storytelling consultant for Video for Sony.

Carl Potts – Former editor in Chief of Marvel Entertainment overseeing multiple divisions, top franchises, and IP creation.

Mike Tankel – Leading marketing and engagement strategist, who works with brands to deliver memorable and sticky brand solutions.

Michael Vorhaus – Digital, gaming, and new media expert with 25 years experience building a consulting and research practice at Magid before starting Vorhaus Advisors.

Andrew Walters – CSO for RSVD, Former Executive Vice President of Corporate Development at MGM.

Robert Wu – Financial executive, Investment banker. Managing Partner of Oppenheimer China Fund.

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